September 16, 2024

John W. Gamble, Jr
Chief Financial Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

       Re: Equifax Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-06605
Dear John W. Gamble Jr:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for fiscal year ended December 31, 2023
Item 1C. Cybersecurity, page 26

1. We note your senior leadership team consisting of your CEO and his direct reports (SLT)
       is responsible for setting the tone for strategic growth, effective operations and risk mitigation at the management level, as well as, the overall managerial responsibility for confirming that the information security program functions in a manner
       that meets the needs of Equifax. We also note that you described the relevant expertise of your CISO but not of the other members of the SLT. Please revise future filings to discuss the relevant expertise of such members of senior management as required by Item
       106(c)(2)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pearlyne Paulemon at 202-551-8714 or Sebastian Gomez Abero at 202-
551-3578 with any questions.
 September 16, 2024
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                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences
cc:   John Kelly